ALSTON&BIRD LLP

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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

October 1, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Jones Lang LaSalle Income Property Trust, Inc.
Registration Statement on Form S-11
File No. 333-177963

Dear Ms. Barros:

This letter contains the undertaking of our client, Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”), to file with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR a Rule 424(b)(3) prospectus no later than the fifth business day after the effective date of the Issuer’s Registration Statement on Form S-11 (File No. 333-177963) that contains additional disclosures requested by the Commission’s Division of Investment Management. The disclosure, as revised, is enclosed.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

/S/ ROSEMARIE A. THURSTON

Rosemarie A. Thurston

Enclosure

cc:	C. Allan Swaringen, Jones Lang LaSalle Income Property Trust, Inc.
Jason W. Goode, Alston & Bird LLP

Jones Lang LaSalle Income Property Trust, Inc.

Jones Lang LaSalle Income Property Trust, Inc.

We own and manage a diversified portfolio of high quality, income-producing commercial real estate properties located primarily in the United States. We expect over time that our portfolio will be broadly diversified through the acquisition of additional properties outside of the United States. Although we intend to continue to invest primarily in real estate properties, we also intend to acquire debt and equity interests backed principally by real estate, which we refer to as real estate-related assets. As of June 30, 2012, we owned (i) interests in 31 consolidated properties located in ten states and one in Canada with an investment amount of approximately $802.0 million and comprising approximately 5.8 million net rentable square feet and (ii) interests in two unconsolidated properties located in two states with an investment amount of approximately $59.6 million and comprising approximately 881,000 net rentable square feet.

From our inception to June 30, 2012, we raised an aggregate of approximately $502.8 million in gross proceeds through private offerings of shares of our common stock. In addition to these private offerings, affiliates of our sponsor, Jones Lang LaSalle, have invested an aggregate of $60.2 million in our company through purchases of shares of our common stock. As of the date of this prospectus, 4,595,491 shares of our common stock were outstanding held by a total of 1,762 stockholders. All of these outstanding shares are classified as Class E shares in order to distinguish them from the Class A and Class M shares offered in this offering. The Class E shares will convert automatically into Class M shares one year after the offering commencement date.

We intend to continue to operate in a manner to qualify as a REIT for federal income tax purposes. We intend to conduct our operations so that the company and its subsidiaries are not required to register as an investment company under the Investment Company Act. Our office is located at 200 East Randolph Drive, Chicago, Illinois 60601 and our main telephone number is (855) 652-0277.

Summary –

Investment Company Act of 1940 Exemption

We intend to conduct our operations so that neither we nor our subsidiaries are investment companies under the Investment Company Act of 1940, as amended, or the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Rule 3a-1 under the Investment Company Act, however, generally provides that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an issuer will not be deemed to be an “investment company” under the Investment Company Act provided that (1) it does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, and (2) on an unconsolidated basis except as otherwise provided, (x) no more than 45% of the value of its total assets, consolidated with the assets of any wholly owned subsidiary, (exclusive of U.S. government securities and cash items) consists of, and (y) no more than 45% of its net income after taxes, consolidated with the net income of any wholly owned subsidiary, (for the last four fiscal quarters combined) is derived from, securities other than (i) U.S. government securities, (ii) securities issued by employees’ securities companies, (iii) securities issued by majority owned subsidiaries of such company that are not investment companies nor relying on the exclusion from the definition of investment company in Section 3(b)(3), Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act and (iv) securities issued by companies that are controlled primarily by such company, are not investment companies and through which such company engages in a business other than that of investing, reinvesting or trading in securities. We believe that we and our subsidiaries will satisfy this exclusion.

We will continuously monitor our holdings on an ongoing basis to determine our compliance with Section 3(a)(1(C) and Rule 3a-1.

In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly owned or majority-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of purchasing or otherwise acquiring real property, mortgages and other interests in real estate.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by that person, or by another company which is a majority-owned subsidiary of that person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the SEC staff approve our treatment of any entity as a majority-owned subsidiary and the SEC staff has not done so. If the SEC staff were to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to comply with the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

A change in the value of any of our assets could cause us or one or more of our wholly or majority-owned subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the company or any of our subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. Our advisor will continually review our investment activity to attempt to ensure that we will not be regulated as an investment company.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of “investment company” and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that would restrict our activities and significantly increase our operating expenses. See “Risk Factors—Risks Related to Our General Business Operations and Our Corporate Structure—Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.”

Risk Factors —

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We intend to conduct our operations so that neither we nor our subsidiaries are investment companies under the Investment Company Act of 1940, as amended, or the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Rule 3a-1 under the Investment Company Act generally provides that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an issuer will not be deemed to be an “investment company” under the Investment Company Act provided that (1) it does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, and (2) on an unconsolidated basis except as otherwise provided, no more than 45% of the value of its total assets, consolidated with the assets of any wholly owned subsidiary (exclusive of U.S. government securities and cash items), consists of, and no more than 45% of its net income after taxes, consolidated with the net income of any wholly owned subsidiary, (for the last four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by certain majority owned subsidiaries of such company and securities issued by certain companies that are controlled primarily by such company. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly owned or majority-owned subsidiaries, we will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real property, mortgages and other interests in real estate.

A change in the value of any of our assets could cause us or one or more of our subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with this exception from the definition of investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may be unable to purchase securities we would otherwise want to purchase. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

Our advisor will continually review our investment activity to attempt to ensure that we will not be regulated as an investment company.

We believe that we and our subsidiaries will satisfy this exclusion. However, if we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	restrictions or prohibitions on retaining earnings;

•	restrictions on leverage or senior securities;

•	restrictions on unsecured borrowings;

•	requirements that our income be derived from certain types of assets;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Registration with the SEC as an investment company would be costly, would subject our company to a host of complex regulations, and would divert the attention of management from the conduct of our business. In addition, the purchase of real estate that does not fit our investment guidelines and the purchase or sale of investment securities or other assets to preserve our status as a company not required to register as an investment company could materially adversely affect our NAV, the amount of funds available for investment and our ability to pay distributions to our stockholders.

Rapid changes in the values of potential investments in real estate-related investments may make it more difficult for us to maintain our qualification as a REIT or our exception from the Investment Company Act.

If the market value or income potential of our real estate-related investments declines, including as a result of increased interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income or liquidate our non-qualifying assets in order to maintain our REIT qualification or our exception from registration under the Investment Company Act. If the decline in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-real estate assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Investment Objectives and Strategy –

Investment Company Act Considerations

We intend to conduct our operations so that neither we nor any of our subsidiaries is an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Rule 3a-1 under the Investment Company Act, however, generally provides that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an issuer will not be deemed to be an “investment company” under the Investment Company Act provided that (1) it does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, and (2) on an unconsolidated basis except as otherwise provided, (x) no more than 45% of the value of its total assets, consolidated with the assets of any wholly owned subsidiary, (exclusive of U.S. government securities and cash items) consists of, and (y) no more than 45% of its net income after taxes, consolidated with the net income of any wholly owned subsidiary, (for the last four fiscal quarters combined) is derived from, securities other than (i) U.S. government securities, (ii) securities issued by employees’ securities companies, (iii) securities issued by majority owned subsidiaries of such company that are not investment companies nor relying on the exclusion from the definition of investment company in Section 3(b)(3), Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act and (iv) securities issued by companies that are controlled primarily by such company, are not investment companies and through which such company engages in a business other than that of investing, reinvesting or trading in securities. We believe that we and our subsidiaries will satisfy this exclusion.

We will continuously monitor our holdings on an ongoing basis to determine our compliance with Section 3(a)(1)(C) and Rule 3a-1.

In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through wholly owned or majority-owned subsidiaries, we will be primarily engaged in the non-investment company business of purchasing or otherwise acquiring real property, mortgages and other interests in real estate.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested that the

SEC staff approve our treatment of any entity as a majority-owned subsidiary and the SEC staff has not done so. If the SEC staff were to disagree with our treatment of one or more subsidiary entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to comply with the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

A change in the value of any of our assets could cause us, one or more of our subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with this exception from the definition of investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may be unable to purchase securities we would otherwise want to purchase. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

Finally, to maintain compliance with the Investment Company Act exceptions, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forego opportunities to acquire interests in companies that we would otherwise want to acquire and that may be important to our investment strategy. Our advisor will continually review our investment activity to attempt to ensure that we will not be regulated as an investment company. See “Risk Factors—Risks Related Our Corporate Structure—Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.”

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of “investment company” and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that would restrict our activities and significantly increase our operating expenses. See “Risk Factors—Risks Related to This Offering and Our Corporate Structure— Risk Factors—Risks Related Our Corporate Structure—Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.”